UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 2024
Commission File Number 1-14728
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LATAM Airlines Group S.A.
(Translation of Registrant’s Name Into English)
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Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Explanatory note:

This Amendment to the Form 6-K of the registrant originally filed with the Securities and Exchange Commission on July 8, 2024, (the “Original Form 6-K”) is being filed to update the “Operating Statistics for June 2024”, specifically cargo figures and its impact throughout the document. The revised version of this release includes updated cargo figures for June 2024, including Revenue Ton Kilometers, Available Ton Kilometers, and Cargo Load Factor. These updates also affect the figures for the quarter and year to date. This Amendment to the Original Form 6-K is the most updated version of LATAM Airlines Group Operating Statistics and amends and restates in its entirety the Original Form 6-K.

LATAM AIRLINES GROUP S.A.
The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	LATAM Airlines Group Operating Statistic

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2024	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	CFO
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